

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Julien François
Chief Financial Officer
Western Copper and Gold Corporation
1040 West Georgia Street, 15th Floor
Vancouver, BC V6E 4H1
Canada

      Re: Western Copper and Gold Corporation
          Form 40-F for Fiscal Year Ended December 31, 2017
          Filed March 22, 2018
          File No. 001-35075

Dear Mr. François:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Beverages, Apparel and Mining